Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (“FPL Group”) or Constellation Energy Group, Inc. (“Constellation Energy”). Constellation Energy intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group’s directors and executive officers is available in its Form 10-K/A filed with the SEC by FPL Group on April 28, 2006, and information regarding Constellation Energy’s directors and executive officers is available in its Form 10-K/A filed with the SEC by Constellation Energy on May 1, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained at the end of this document and in FPL Group's SEC filings.

This filing includes a transcript of FPL Group, Inc.'s May 2, 2006 audio webcast broadcast in connection with its first quarter 2006 earnings release (including the remarks of FPL Group, Inc.'s chief financial officer and a question and answer session).

Thomson StreetEvent

Conference Call Transcript

FPL - Q1 2006 FPL Group Earnings Conference Call

Event Date/Time: May. 02. 2006 / 9:00AM ET

Operator

Good day, everyone, and welcome to the FPL Group first quarter earnings conference call. Today's call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to Mr. Jim von Riesemann. Please go ahead.

Jim von Riesemann - FPL Group Inc. - Director of IR

Thank you. Good morning and welcome to our 2006 first quarter earnings conference call. Moray Dewhurst, Chief Financial Officer of FPL Group, will provide an overview of our performance for the first quarter. Lew Hay, FPL Group's Chairman, President and Chief Executive Officer; Armando Olivera, President of Florida Power & Light Company; and Jim Robo, President of FPL Energy, are also with us this morning. Following Moray's remarks, our senior management team will be available to take your questions.

Before I turn it over to Moray, let me remind you that this communication is not a solicitation of a proxy from any security holder of Constellation Energy or FPL Group. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement and prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Constellation Energy and FPL Group.

Let me remind you that our comments today will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein about future operating results or any other future events are forward-looking statements under the Safe Harbor Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in our SEC filings. These risks, as well as risks associated with the proposed merger between FPL Group and Constellation Energy, will be more fully discussed in the joint proxy and prospectus that will be included in the registration statement on Form S-4 that the companies will file with the SEC in connection with the proposed merger.

Now, I would like to turn the call over to Moray Dewhurst. Moray…

Moray Dewhurst - FPL Group Inc. - CFO

Thank you, Jim. Good morning, everyone. FPL Group is off to an excellent start in 2006, powered by the outstanding performance of FPL Energy and despite rather tepid results from Florida Power & Light. In fact, for the quarter, FPL Energy's contribution to earnings exceeded that of Florida Power & Light.

The outstanding performance at FPL Energy reflects strength across the board. We ended the year highly hedged with good market conditions and incremental generation from outstanding operational performance, coupled with the wind resource index a little above normal led to succeeding our expectations in virtually every part of the FPL Energy portfolio. Year-over-year comparisons benefited from the contributions of new assets, including the Duane Arnold Energy Center, which joined the portfolio in January. While we don't expect FPL Energy to outperform Florida Power & Light every quarter, in terms of earnings contribution, we believe the results show the strength of the business model that we have developed for serving competitive wholesale markets. Florida Power & Light's earning contribution was up over last year, but the results were below our expectations. First quarter weather was even milder than last year.

Looking forward, we remain intensely focused on solid execution for the remainder of year. With the high degree of hedging and the advanced state of development of the 2006 wind program at FPL Energy, our major focus needs to be continued outstanding execution. At this stage, we continue to expect FPL Group to deliver adjusted earnings per share of $2.80 to $2.90 in 2006, and I will have additional comments on this later in the call. Our earnings expectations assume normal weather for the balance of the year and exclude the affect of adopting new accounting standards, merger-related costs and the mark-to-market effect of non-qualifying hedges, none of which can be determined at this time.

Finally, as you all know, much has happened recently in Maryland that could have a bearing on our agreement to merge FPL Group with Constellation Energy. I will provide some additional comments at the end of this call.

Let's look at financial result for the first quarter. The first quarter of 2006, FPL Group's GAAP results were $248 million or $0.63 per share, compared to $137 million or $0.36 per share during the 2005 first quarter. FPL Group's adjusted 2006 first quarter net income and EPS were $228 million and $0.58, respectively, compared with $168 million or $0.44 per share in 2005. Our adjusted results exclude the mark-to-market effect of non-qualifying hedges and merger-related costs. Please refer to the Appendix of the presentation for a complete reconciliation of GAAP results to adjusted earnings. FPL Group's management uses adjusted earnings internally for financial planning for analysis of performance, for reporting of results to the Board of Directors, and for the Company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating it's earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

FPL's performance for the first quarter was somewhat disappointing. On the good side, customer growth continued at a strong pace, albeit slower than in recent years. Usage per customer was roughly flat, with the exception of the weather impact, which was negative, even relative to a weak 2005. Increases in O&M and interest expense plus reductions in AFUDC and the introduction of service of the Martin and Manatee expansions more than offset reductions in depreciation resulting from last year's rate case and its settlement agreement. Overall, earnings were up, but we had hoped to do better.

In regulatory matters, we completed hearings just over a week ago on our petition to recover our prudently incurred 2005 storm restoration costs and to rebuild a storm reserve fund of $650 million. We also filed our new ten-year sight plan detailing generation expansion options for the coming years. I will provide updates from these in a moment.

In the first quarter of 2006, Florida Power & Light's GAAP and adjusted results were $122 million or $0.31 per share, compared to $111 million or $0.30 per share during the 2005 first quarter. Growth in new customer accounts continued at a strong pace in the first quarter, the average number of FPL customer accounts increased by 92,000 or 2.2%. This is slightly below the pace of the last couple of years but still very good. You may recall that our general expectation for the next few years is to continue at about the 2% level. Overall, retail kilowatt hour sales grew 1.7% during the quarter. Customer growth accounted for 2.2%. Usage growth associated with weather was down 0.5% year-over-year, largely reflecting the mild weather. Underlying usage growth mix and all other effects were flat with the year ago comparisons.

As a reminder, our statistical model for usage takes into account weather effects, general economic conditions, price elasticity and long-term trend data. Our 2006 earnings expectations continue to assume no growth in usage per customer, owing primarily to the price elasticity effect associated with the significant increase in customer bills associated with rising fuel costs. For 2007 and beyond, we believe underlying usage growth will return to its long run average of 1.0 to 1.5%.

For the first quarter, FPL's 2006 O&M expense increased $20 million to $330 million. Two areas account for essentially all of the increases; nuclear and distribution. The nuclear plants continue to experience cost pressures associated with increased staffing to meet and enhance regulatory requirements and to ensure long-term reliability. Distribution costs were driven by increases in fleet vehicle costs and additional restoration expenses, although there has been no decline in overall system reliability. Looking forward, we expect to see increases for the full year in generation, transmission and distribution and customer service, as well as continued increases in employee benefit costs. Distribution expenses and capital are likely to be further increased as a result of our Storm Secure initiative, which we announced earlier this year.

Depreciation and amortization expense decreased $35 million to $195 million for the first quarter of 2006. There are two primary factors for the decline; the extension of the useful lives on our generation fleet and the elimination of the nuclear decommissioning accrual, both of which were implemented as a result of last year's base rate proceeding and the August 2005 stipulation and settlement agreement. The annualized net effect of these two items is to lower depreciation in 2006 by approximately $140 million dollars on an after tax basis. As a reminder, depreciation should be down for the year but not by the full amount of these two items. Normal capital spend and the half year impact, following the addition of the Martin and Manatee generating facilities will be partial litigants to the extension of useful lives and cessation of the decommissioning accrual.

To summarize, Florida Power and Light's first quarter earnings per share were affected by the following; customer growth, positive $0.03; usage due to weather, negative $0.01; underlying usage growth mix and other, $0.00; O&M, negative $0.02; depreciation, positive $0.06; AFUDC and interest expense, negative $0.05; other, including share dilution and rounding $0.00; for a total $0.01 improvement for the quarter.

Let me now update you on the status of storm cost recovery proceedings. As you will recall, in January we filed a petition with the FPSC seeking recovery of approximately $816 million of prudently incurred restoration costs relating to the 2005 storm season. In that petition, we propped combining these amounts with the remaining unrecovered deficit from 2004, as well as rebuilding the storm reserve to approximately $650 million. We proposed two alternatives: the use of securitization as our primary recommendation and a surcharge as our alternate. Since the petition was filed, we have further refined our estimates of final cost based on new information and have reduced the total estimated unrecovered 2004 and 2005 storm costs by approximately $46 million.

Two weeks ago the Commission held three days of hearings on the prudency of the 2005 costs, as well as the considerations that should lead to choosing securitization or surcharge and the level of the reserve that should be targeted. The Office of Public Counsel proposed a number of disallowances and adjustments, altogether totaling approximately $166 million to the 2004 and 2005 costs and intervenors generally recommended that the reserve be built to a level of $150-200 million. We believe our witnesses provided excellent responses to all of the issues raised and continue to believe that our actions were prudent and our accounting approach is appropriate. However, there can be no guarantee that the Commission will agree our position on all the issues raises.

You will recall that the 2005 rate stipulation settlement specifically states that the parties agree that the Company will be entitled to recover prudently incurred restoration costs. This proposition was effectively challenged by a staff witness who proposed that the Commission arbitrarily impose up to a 20% sharing of prudently incurred costs. As we indicated in our response, not only with this be inconsistent with the rate agreement, which the witness acknowledged, it would also be inconsistent with basic principals of rate making. Since the rate agreement specifically excluded storm costs from recovery through base rates, the imposition of a so called sharing approach would effective preclude the Company from ever having the opportunity to recover that portion which was deem shared. While we believe we have provided sound responses to this proposal, I must note that during the hearings, one party to the 2005 agreement, namely the Attorney General of the State of Florida, took the position that the 2005 agreement either contemplated or at least allowed for the imposition of sharing. The commission is due to vote on all outstanding issues in this matter on May 15th.

In early April, we filed our latest ten-year site plan with the PSC. This planning document identifies our capacity needs for the next ten years and the assumptions on which they are based. It incorporates the Turkey Point 5 expansion due in service in mid-2007, as well as the proposed West County Energy Center targeted 2009 and 2010. We have included plans for additional demand side programs. The plan also indicates that in 2012 and 2013, the Company is intending to pursue the introduction of new clean coal capacity. We are currently working on identifying suitable sites.

Finally, in early April we notified the Nuclear Regulatory Commission of our intent to submit a license application in 2009 for a new nuclear plant in Florida. New nuclear resources in Florida would help balance FPL's generation mix, ensure reliability and provide greater price stability for our customers. A decision to build is still several years away and will be evaluated on several factors, including regulatory climate, financial market conditions, and competing fuel technologies. The contemplation of a new nuclear plaint plant is not incorporated in our recently-filed ten year site plan, since it would likely come into service beyond the ten year planning period.

Let me now turn to FPL Energy which delivered outstanding results, driven by strong operational performance, coupled with favorable market conditions and weather resources that were closer to long-term historical averages, especially in the wind category, than we have seen in recent periods. Nearly all of the core elements of the FPL Energy portfolio delivered results that were better than expected. In terms of factors affecting future periods, the first quarter generally saw forward prices fall; however, the affect on our business is muted by the high degree of hedging for the next couple of years; and the back-end of the curve did not move significantly.

Our wind development continues to make good progress. Thus far in 2006, FPL Energy has about 760 megawatts of new wind projects that have either been completed or are expected to reach commercial operation around the end of year. Consequently, today's 2006 wind development pipeline is slightly ahead of the upper-end of our original target of 625 to 750 megawatts. We expect another 625 to 750 megawatts of new wind

to be placed into service in 2007, given the two year extension of the production tax credit program authorized by last year's Energy Policy Act. The combination of new wind projects and the expected increase in contributions from our merchant assets, as all of the hedges roll off and are replaced by sales at higher prices, are the two major drivers that we expect to power the growth of FPL Energy's earnings for the next few years.

FPL Energy's 2006 first quarter reported earnings were $151 million or $0.38 per share, compared to $37 million or $0.10 per share in last year's first quarter. Adjusted earnings, which exclude the effect of non-qualifying hedges, were $128 million or $0.32 per share, compared to $68 million or $0.18 per share last year. The non-qualifying hedge categories saw gains of $23 million, consistent with the general decrease in forward prices. As always, we have provided more detail on these transactions in the appendix. And we continue to believe that FPL Energy's current period performance is best understood by excluding these amounts, whether gains or losses, from consideration. Other things equal, gains or losses in this category will turn around in future periods as the underlying contracts go to delivery.

Turning to the drivers of the increase in FPL Energy's adjusted earnings, new investment contributed $0.05 per share. Since last year, we've added 557 megawatts of new wind capacity and the recently completed acquisition of the Duane Arnold nuclear plant in Iowa, as well as the solar generation facility in California that we acquired last year, both of which are under long-dated purchased power contracts, also contributed to growth. Contributions from our existing assets increased $0.16 per share, with $0.04 coming from the existing wind portfolio as wind resources return to more normal conditions. The wind index for the first quarter of 2006 was 102 versus an index of 88 in last year's comparable period. Please refer to the Appendix of the presentation for additional detail on the wind index.

The combination of favorable market conditions, higher planned output and generally favorable pricing levels for our merchant portfolio, particularly in NEPOOL, added $0.10 of the $0.16 per share improvement. Seabrook and our Maine assets, both fossil and hydro, all experienced very positive environments with opportunities provided by shifts in the gas-oil price ratio being particularly notable. The remaining $0.02 increase came in the contracted portion of the portfolio. Asset optimization and trading activities were flat quarter-over-quarter, while restructuring activities declined $0.03 with no contribution this year versus a modest gain last year. All other items were down $0.04, primarily driven by higher interest expense associated with underlying growth of the business and higher rates.

Overall, we are very pleased with the strong adjusted earnings growth that FPL Energy was able to achieve this quarter. We had expected good performance, as we ended the year well hedged, but the combination of excellent tactical and operational effectiveness, coupled with favorable market conditions, led to better results than we had anticipated. FPL Energy's performance this quarter confirms for us the observation that we have frequently made, that success in this business is very much a function of coming as close as possible to flawless execution.

Let me now review changes in key market indicators during the quarter. You can see from this chart, the 2007 forward commodity prices fell modestly in our major markets during the first quarter. However, with the exception of the west, they remain well above where they were a year or so ago. In addition, since the end of the quarter, prices have risen again and the back end of the curve has showed continued strength. In fact, were we to update the chart today, we would show slight increases in natural gas prices. The ten year strip for natural gas is above $8.

The natural consequences of the first quarter retreat in forward prices are the gains in the non-qualifying hedge category that I described earlier, as well as some reduction in value in our 2007 open positions, since we are not fully hedged for next year. The former, of course, are offset by the unmarked losses in the underlying unmarked physical positions, while the latter are well within the band of expectations that we set out for you last year, when we shared expectations for 2007 results. As a consequence, the commodity price volatility of the first quarter has had little net impact on our outlook. And the price increases in April have roughly brought us back to where we are at the end of the year. We expect to see continued volatility in forward markets but the underlying strength in fuels market seems likely to endure for some time and the fundamentals of supply and demand for power in our major markets continues slowly to improve.

Let me now update you on our contract coverage at FPL Energy. I would encourage you to access the slides available that are available on our website, www.FPLGroup.com, under the investors section, since I will not review every number on the slides. These slides were also e-mailed to our analyst distribution list this morning with the press release. There has been little change in our 2006 position. Overall, our contract coverage on a capacity basis for 2006 is 87% for the balance year, translating to approximately 90% of our 2006 expected gross margin from our wholesale generation fleet being protected against fuel and power market volatility. As always, we expect to maintain some open positions to take advantage of potential market opportunities during the more volatile summer months. We have continued to add to our 2007 hedges and the capacity coverage fraction now stands at 72%, translating to over 80% of our expected 2007 gross margin being protected against commodity price volatility. We're very comfortable with this level of hedging at this point in time, and we expect to add only incrementally to this over the next few months, depending upon market conditions.

To summarize the 2006 first quarter, FPL contributed $0.31, FPL Energy contributed $0.32, and corporate and other contributed a negative $0.05. That is a total of $0.58 current compared to $0.44 in the 2005 first quarter on an adjusted basis.

Turning now to 2006 and 2007, there have been no developments that would cause us to change our expectations significantly. Accordingly, the ranges shown here are the same as previously discussed and remain valid to characterize our expectations for FPL Group in the stand alone case, i.e. prior to considering the effects of the announced merger with Constellation. For 2006, we currently see an EPS range of $2.80 to $2.90. And for 2007, we see a range of $3.15 to $3.35. As a reminder, the key drivers behind the growth are continued healthy growth at Florida Power & Light, additional accretive contributions from investment in new wind projects, the impact of rising commodity prices reflected in hedges rolling over at FPL Energy, and the addition of Duane Arnold to the portfolio. In the Appendix, we've included additional detail and again, these have not changed significantly since the year-end earnings conference call.

Having said that, there are a few developments that are worth noting. First, the outstanding performance at FPL Energy in the first quarter clearly puts us ahead of where we had expected to be at this point in the year. This is partially offset by two factors: the first quarter weakness of Florida Power & Light and the general rise in interest rates, which is likely to pressure the corporate and other segment by a few cents per share over the course of the year. Putting these together, and noting that we are still early in the year, we remain comfortable with the overall range for this year. Our outlook for Florida Power & Light assumes normal weather for the balance of the year, normal operational conditions and a satisfactory outcome to the storm cost recovery proceedings. We will have a much better feel for Florida Power & Light's position after the second quarter.

Before taking your questions, I would like to make a few comments on the status of our proposed merger with Constellation Energy Group. As you know, much has happened in Maryland over the last three months. We have not been directly involved in the negotiations but we have been monitoring them closely and of course, have been in close contact with the senior executive team at Constellation. We remain very positive on the strategic rationale for the merger, which holds the prospect of enabling us to build the industry-leading competitive business while simultaneously offering modest incremental benefits to the customers of the two regulated utilities. Our initial integration planning activities have reinforced the positive views we developed during our due diligence efforts. At the same time, however, we can't be blind to some of the negative political developments in Maryland, which under some possible scenarios, would inhibit or prevent us from realizing the potential value of the deal. We continue to believe that FPL Group is a strong independent company with excellent stand-alone growth prospects, and we will not allow the potential value of the deal to be compromised simply in order to meet politically imposed hurdles. We remain committed to protecting and enhancing FPL Group shareholder value.

And now we'll be happy to answer your questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] We'll go first to Greg Gordon, Citigroup.

Greg Gordon *- Citigroup - Analyst*

Thanks. Good morning, Moray. Two quick questions. One; the cash flow in the quarter across both businesses, but especially at FPL, was fairly -- was very light. Can you comment on -- you had about $282 million cash out the door for storm-related costs, and then the $382 million associated with change in margin cash deposits and $238 million of other. At what point should we expect these negative cash flows to start reversing?

Moray Dewhurst *- FPL Group Inc. - CFO*

Okay. The cash flow story -- if you just look at the first quarter, is a little difficult to tweeze out of the statements. Comparisons with prior year are somewhat confusing in the 12/05 year-end balances -- frankly, make an odd starting point. Most of the complexity is on the FPL side. FPL Energy operating cash flow is affected by higher oil prices, so we've got more expensive oil in the tanks and some minor increases in restricted cash flow, which we've pulled out in April. But those are all pretty minor things and they will, essentially, turn around within the course of the year. There's really nothing noteworthy at FPL Energy, despite the numbers here.

The big issue really boils down to Florida Power & Light. For the quarter, we got a big unfavorable driver, which you noted, which was the return of cash collateral, about $380 million. In a sense, this just inflated our prior period cash flow for the year end balance. The true picture, if you strip everything away and look at FPL really year-over-year, is -- on a cash basis, pretty unfavorable. It's really driven by two things; fuel and storm. And if you go back to where we were roughly a year ago, the combination of those two things, fuel and storm -- we are approximately $1.3 billion worse off from a cash flow perspective. Now, much of the fuel will come back in the course of this year. We ended last year a little over $1 billion unrecovered on fuel and $750 million of that will be recovered through this year's fuel factor, with about $350 million spilling over into '07.

The storm, obviously, depends upon the outcome of the PSC's judgment on May 15th, assuming that they prove the securitization route and we're able to securitize in the August time frame, then that would deal with the cash flow implications of the storm piece. If they opt for the surcharge route, then obviously, the cash would come in over a longer period -- three years. I don't know if that helps.

Greg Gordon *- Citigroup - Analyst*

That's a lot of stuff but it's clear, thank you. The second question is, as you look at a snapshot of the Maryland financial regulatory back drop today, has anything that's occurred, in terms of Maryland Public Service Commission rate decisions, been inconsistent with your expectation on the pro forma financial outlook for the Company?

Moray Dewhurst *- FPL Group Inc. - CFO*

Let me ask Lew to comment on the merger issues.

Lew Hay *- FPL Group Inc. - Chairman, President, CEO*

Greg, this is Lew. In regard to Maryland, obviously, the situation has not played out the way we would have hoped it would have played out. But I think it's still premature to really know exactly what's going to happen there. There's been a lot of noise, but so far, we really don't have a final determination of how things are going to work. We obviously were expecting there to be some kind of a rate stabilization plan. And we'll just have to see how it goes.

Greg Gordon *- Citigroup - Analyst*

Okay. Thanks, guys.

Operator

We'll go next to Ashar Khan, SAC Capital.

Ashar Khan - *SAC Capital - Analyst*

Hi, good morning. Could -- existing assets in FPL Energy's $0.16 increase, could that be a broken down between the asset classes a little bit to help us?

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

What do mean by the asset classes?

Ashar Khan - *SAC Capital - Analyst*

I mean, how much is wind, how much is Seabrook? I'm just trying to understand where the assets in the FPL Energy added to the -- is there a better breakdown of the $0.16?

Moray Dewhurst - *FPL Group Inc. - CFO*

Well, $0.04 is wind on the existing portfolio and that's basically just the wind resource. $0.10 is the merchant portfolio. We haven't -- we don't separate out Seabrook as a separate asset, it's all part of the New England cluster. I don't know -- but the vast majority of that $0.10 was actually in the NEPOOL region. And then $0.02 was in the contracted segment.

Ashar Khan - *SAC Capital - Analyst*

Okay. If I could just -- Lew, going back to what Moray said at the end of the call. What scenarios does -- do the economics still work? Can you amplify a little more on that statement?

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

Ashar, it's pretty hard for me at this point to speculate on scenarios. Of course, a multitude of scenarios that could play out at this point. And I think the appropriate thing for us to do is really, as I said before, is just to watch and see how it does play out. There's not much more we can do as at this point in time. As Moray said, we continue to believe in the strategic rationale of the deal. I would say the integration teams are working very, very well together. And we're just very hopeful and confident that the situation in Maryland will sort itself out.

Ashar Khan - *SAC Capital - Analyst*

Thank you very, very much.

Operator

We'll go to Steve Fleishman, Merrill Lynch.

Steve Fleishman - *Merrill Lynch - Analyst*

Hi, can you hear me?

Moray Dewhurst - *FPL Group Inc. - CFO*

Good morning, Steve.

Steve Fleishman - *Merrill Lynch - Analyst*

Hi, good morning. Couple of questions. Moray, first could you discuss a little more in the quarter, the dynamics in NEPOOL? You mentioned the gas/oil spread helping, it was on the other hand, a pretty mild weather winter in NEPOOL, but you still did well. Maybe if you could give some flavor?

Moray Dewhurst *- FPL Group Inc. - CFO*

It's kind of a combination of things. Although it was a somewhat mild winter, prices held up pretty well. We had good water flow. And I guess the biggest single driver that I just mentioned in the script, the gas/oil ratio. As you know, we've got the oil side assets in Maine. They sort of -- on a forward basis, they drift in and out of the money, particularly for the Jan/Feb and summer periods. So we had previously hedged the Jan/Feb period with those assets at a time when oil was relatively low compared with gas. Of course, oil has risen much more sharply recently than gas, so we were able to buy back those hedges very profitably and still end up with some high-valued oil in the tanks.

So that was a big extra bonus, that is sort of the overall portfolio optimization that we were able to do. And I think illustrates well what you can do when you have a mixture of assets in a region. You could say that -- this particular period, that was a sort of a chance event, but it's a chance event that has happened quite frequently over the years because oil and gas just don't move in lockstep, as you know.

Steve Fleishman *- Merrill Lynch - Analyst*

Right. Okay. Second question, is there any development you're hearing or seeing in the Florida legislature this session?

Moray Dewhurst *- FPL Group Inc. - CFO*

Let me turn that one over to Armando who is monitoring that closely.

Armando Olivera *- FPL Group Inc. - President, Florida Power & Light*

As you know, the Florida legislature has really the rest of the week, and the session officially ends on Friday. The one piece of legislation that affects our business that's still under consideration is effectively an omnibus energy bill. And the energy bill would create a commission that would advise the Florida legislature on energy issues. And so they would be looking at renewables, they would be looking at energy infrastructure in the state, and where the state has vulnerabilities. Part of this is an outgrowth of the '04 and '05 hurricane season, when I think some of the state leaders recognized the vulnerabilities that we have with, both the delivery of gasoline and diesel fuel into the state through principally two ports, and the dependency we have in two natural gas pipelines into the state.

So, what is maybe in it for us -- and it's really a lot of activity will go on the last couple of days of the session -- would be some changes in the rules that would facilitate the citing and permitting of both transmission lines, sub-stations, possibly coal plants and nuclear plants, and there may also be an opportunity to recover some of the development costs associated with the coal plant or nuclear plant. But it's still early and a lot of things can happen between now and the end of the week. But needless to say, we're looking at it very closely.

Steve Fleishman *- Merrill Lynch - Analyst*

Okay. One last quick question on the merger. Lew, you commented that you guys were expecting, when you did the merger, that there might some kind of RSP plan to phase in the rate hikes. That seems kind of done now. I assume the lingering issue, for the most part, is the actual merger approval and synergy sharing and all that kind of stuff?

Lew Hay *- FPL Group Inc. - Chairman, President, CEO*

For the most part, you're probably right, Steve -- or at least I hope you're right. Everyday is -- there are new events in Maryland. And we would hope the rate stabilization plan is over and done with. But it's my understanding that it is still subject to appeal. And the legislature could still come back into session. I'm not going say anything more on that. I think Mayo commented on that appropriately the other day. So we don't have any -- we definitely don't have any better insight than he does as to whether the session will -- they will call a special session or not. But there's been enough twists and turns along the way over the last several months that I think it's premature to say we're done with that.

Steve Fleishman *- Merrill Lynch - Analyst*

Okay. Thank you very much.

Operator

We'll go to Dan Eggers, Credit Suisse.

Dan Eggers *- Credit Suisse - Analyst*

Hi, good morning.

Moray Dewhurst *- FPL Group Inc. - CFO*

Good morning, Dan.

Dan Eggers *- Credit Suisse - Analyst*

First question on the expanded -- or the step-up or the extension of wind projects or more capital going there. Could you give a little more color on the market for getting capacity and the ability to build? It seems like everybody is talking about adding wind today.

Lew Hay *- FPL Group Inc. - Chairman, President, CEO*

Let me ask Jim to comment more, but we're in pretty good shape, now.

Jim Robo *- FPL Group Inc. - President, FPL Energy*

Dan, we feel very good about -- obviously, '06. Much of that, as Moray said, is already under construction. Our '07 pipeline is also very full. And we feel good about that. And frankly, we are very focused on doing what we can to do continue to grow that business. And we feel very confident that we're going able to continue to do that.

Dan Eggers *- Credit Suisse - Analyst*

Are costs of equipment going up, just as demand has risen and manufacturing capacity has probably tightened a bit?

Jim Robo *- FPL Group Inc. - President, FPL Energy*

For everything that we have laid out, in terms of our expectations for wind for both this year and next year, we have equipment either optioned or procured. Equipment availability is not an issue for us through this PTC cycle. Obviously, there have been supply and demand pressures in the industry. And I think it's pretty well-known in the industry that there has been more equipment tightness than say in the '02/'03 time frame and -- but I feel very good about our position there and how we managed that.

Moray Dewhurst *- FPL Group Inc. - CFO*

Dan, to your specific question on equipment pricing. Yes, clearly prices have gone up, compared with where they were two or three years ago, both due to commodity price increases and also due to equipment vendor price increases. A couple of years ago they, frankly, weren't making any money. So I don't think the favorable environment that we enjoyed two, three years was sustainable. But the economic projects still look good.

Dan Eggers *- Credit Suisse - Analyst*

Got it. Can you give a little more color -- or talk a little bit more about your plans for bidding in these asset auctions that are coming up? I know there is nuclear plant, some coal assets that are going to be on the market? How do you guys plan to bid for those in the context with the merger with Constellation and your strategy? If you could talk about that a little bit.

Moray Dewhurst *- FPL Group Inc. - CFO*

Dan, I don't think there's been a lot of change in our approach to the asset markets. Just let me review a few key points, there. In terms of asset acquisitions, our number one priority remains wind. Where we can see incremental opportunities to build the wind portfolio, we will do that.

Second, has been new nuclear acquisitions. And I think we've said before, that you can expect that any time that there is some activity there, we will certainly -- at least be taking a look. That doesn't mean we'll participate in every situation, depends on the specifics. And I don't want to comment on specifics. But clearly, we like the position that we have in nuclear. There are scale benefits to the portfolio. So we're going continue to try to build there.

And then third in order of priorities has been and continues to be, trying to round on out the existing regional portfolios. The major areas that we focus on are New England, Texas, the west and PJM -- where we have seen that when you have a cluster of assets, different points in the dispatch curve, different fuel mix; that inherently has more value per dollar of capital committed than when you have a small and more homogeneous fleet in a region.

Those are the priorities. They haven't really changed. We continue to look at a great many things. But we're also very conscious of the importance of getting the economics rights. And that really hasn't changed, either. So, it will continue to be -- as we see the specific opportunities come up.

Dan Eggers - *Credit Suisse - Analyst*

Okay. And just one last one. Can you give a little color or talk about how you guys are planning to manage the Florida commission, vis-a-vis the deal? Are you going to have direct negotiations and try to work something directly with them? Or is it going on to go through the federal process?

Moray Dewhurst - *FPL Group Inc. - CFO*

Again, Armando can comment on Florida issues.

Armando Olivera - *FPL Group Inc. - President, Florida Power & Light*

I think at this point, our inclination is to let the process play out. As Moray mentioned, as far as the storm cost recovery, we expect decisions on May the 15th. And I would say there probably is a small chance, albeit not zero, that there could be negotiations between now and then. But I would say the odds of that are pretty small. And I think we're just going to let it play out.

Dan Eggers - *Credit Suisse - Analyst*

Okay. Thank you.

Operator

We'll go next to Paul Patterson, Glenrock Associates.

Paul Patterson - *Glenrock Associates - Analyst*

Good morning, guys. Just wanted to touch base on two things. First of all, with respect to FPL Energy and you guys being so far ahead -- you look like you're heavily contracted. Is there -- are you guys just being kind of conservative, with respect to your outlook for earnings in 2006 being so early in the year? Or is there some potential swingback or something that I might be missing? I realize that wind might -- there obviously could be some variation. But it looks like you guys are doing so well there that one might think that your performance this year could be considerably better.

Moray Dewhurst - *FPL Group Inc. - CFO*

I think if we were just focus on FPL Energy in isolation, we would say definitely that is true. The things that are making us a little cautious this early in the year are really on the other side. First of all, Florida Power & Light did have a weak quarter and most of the year is still ahead. So we kind of like to see how things play out. We'll know a lot more for FPL in the second quarter. The other thing I also mentioned in the prepared remarks is, we have seen, obviously, interest rates -- short-term rates, in particular, have come up quite a bit. And that will definitely, as I look out over the course of the year, cost us a few cents across the board. So for the moment, I think the right thing to do is just stick with the existing range. But certainly, we feel very good about where we are relative to that range.

Paul Patterson - *Glenrock Associates - Analyst*

Okay, great. And then the sensitivity to interest rates, I guess -- what kind of -- I mean, when you mention the -- I guess you got short-term debt, I don't know what kind of other financial instruments you might have that might be interest rate variable. But could you give us a good rule of thumb, if we see -- I don't know, the Fed funds rate go up another 50 basis points? Or what is it -- is there any rule of thumb we could use, in terms of calculating the potential interest impact associated with higher interest rates?

Moray Dewhurst - *FPL Group Inc. - CFO*

I think you can get to it from looking at the short-term debt balances, the variable rate balances. In the Appendix, there's a slide that indicates a plus or minus 100 basis shift is about $0.02 a share -- the rest of 2006. I think that maybe a little light, actually. But I think we're talking something in the few cents a share range.

Paul Patterson - *Glenrock Associates - Analyst*

But there's no derivatives or anything that we have to -- ?

Moray Dewhurst - *FPL Group Inc. - CFO*

No.

Paul Patterson - *Glenrock Associates - Analyst*

And just finally, if I understand you, Lew, with respect to merger, it sounds like the current rate phase in plan and what's currently progressing seems to be okay. The concern, I guess, is that the political situation being so stormy there, that there if -- there is always a potential in this kind of environment that something might come out of left field. But that as things currently look, you guys are still pretty optimistic. Am I putting words in your mouth? Or am I interpreting correctly?

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

I think the term hopeful is probably the best word, there. Without a doubt, the environment in Maryland is worse now then it was six months ago. And that clearly has us concerned. But I think we have to let -- as I said, this play out and let the facts speak for themselves as to what really happens. Environments -- I think for almost any regulated company, we see environments sort of ebb and flow. You go through cycles; sometimes they're good, sometimes they're not so good. You all have been following this industry for many years and you've seen it. And yet, I think pretty much consistently throughout those cycles, the regulated businesses tend to do okay; some years a little bit better, some years not so good.

I think we have to take everything that's happening in Maryland right now with a grain of salt. It's an election year. There's a lot of political rhetoric going on. And so, our feeling is we just have to be patient and wait this out and see how it plays out. There's been a lot of things said, but so far, most of it has been just rhetoric. And a lot of the really terrible things that were potentially going play out in the legislative session didn't happen. So that makes us feel a little bit better relative to what it could have been. As I said, we could still have a special session -- and we just don't know yet how this is going play out.

Paul Patterson - *Glenrock Associates - Analyst*

In the absence of a special session, we should -- In the absence of that kind of activity, just the way things are going at the Maryland Public Service Commission, you guys would remain -- it wouldn't be that big of a deal, I guess is what I'm saying. I know that you have to be cautious, am I interpreting that correctly?

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

My light went out. Sorry about that -- just a little technical difficulties here. The commission has yet to do anything in regard to the merger. So we really have to see how they -- what actions they take in terms of merger approval. And clearly, there's been a lot of pressure on the commission. And I wouldn't be surprised that pressure impacts their behavior, at least on the margin.

Paul Patterson - *Glenrock Associates - Analyst*

Okay, thank you.

Operator

We'll go next to Paul Ridzon with KeyBanc.

Paul Ridzon *- KeyBanc - Analyst*

What does your backlog of options for wind equipment look like? And how does that benefit you relative to someone who, perhaps, wanted to build a wind business from scratch in this current environment?

Moray Dewhurst *- FPL Group Inc. - CFO*

I think as Jim said, we're in very good shape for our 2006/2007 programs. Obviously, we're the largest single buyer of wind equipment. So other things equal, that confers certain competitive advantages on us. I think it would be challenging for somebody to be trying to start a new wind development and construction business at this point.

Paul Ridzon *- KeyBanc - Analyst*

Do you have options out to '08?

Lew Hay *- FPL Group Inc. - Chairman, President, CEO*

I would like to add something to that before you go to the next part of the question. We also, for several of the major manufacturers of wind equipment -- not only do we buy wind equipment from them but we buy lots of other stuff from them. I would say we're an important customer. And that doesn't guarantee us supply, but it definitely gets us a seat the table in discussions about future supply.

Paul Ridzon *- KeyBanc - Analyst*

I don't want to harp on this too much, but back to Maryland -- does the existing $600 million of sharing -- does that force you to look at terms at all, of the deal? Would it take something incremental with synergy sharing on top of that $600 before you had to perhaps think about maybe changing the terms of the deal?

Lew Hay *- FPL Group Inc. - Chairman, President, CEO*

I don't think it's appropriate at this point in time for me to comment on that. As I said, we really have to see what, if any, other conditions are imposed on the merger before we take a position on this.

Paul Ridzon *- KeyBanc - Analyst*

And then just wind options past '07? Do you have -- ?

Moray Dewhurst *- FPL Group Inc. - CFO*

We're in good shape for wind options past '07.

Operator

We'll go next to Daniele Sietz, Dahlman Rose..

Daniele Sietz *- Dahlman Rose - Analyst*

Following up on the wind power issues, do you anticipate that there will be a request for an extension of the tax credits on wind, fairly soon?

Moray Dewhurst *- FPL Group Inc. – CFO*

I actually have not been following political developments on the PTC program. Jim, you may have some thoughts there.

Jim Robo *- FPL Group Inc. - President, FPL Energy*

I think you probably saw several weeks ago that the Senator Grassle proposed a multi-year extension of wind PTC. It's something that we're following very closely. I think -- I think it's safe to say around the PTC's, that as oil prices are hitting $75 and gas prices -- the ten year gas strip is over $8, that renewable energy is important to the -- is an important part of the future energy policy of the country. And I think you'll see wind get broad support on both sides of the aisles. I don't want to necessarily comment on the specifics of wind and what's going happen. But I think you can be comfortable that wind is going to be supported in -- going forward in the U.S.

Moray Dewhurst *- FPL Group Inc. - CFO*

Having said that, recall that we're here in the early part of 2006 and the current program goes to the end of next year. And compare with past political cycles, that's a long time away. So, while I accept what Jim says, I personally would not be at all surprised if it were a while before anything actually happened.

Daniele Sietz *- Dahlman Rose - Analyst*

And in your guidance, you mentioned $0.12 to $0.24 on new investments in '07. Most of this, I assume -- some of it is obviously the wind program that you have, right? Or is it when you say new investments -- are things that we don't know about yet?

Moray Dewhurst *- FPL Group Inc. - CFO*

No, when we share our expectations, they don't include anything for currently sort of unidentified asset acquisitions or anything like that. So in '07, the new is really coming from the 2006 wind program. So that goes into place in 2006, will be in by the end of the year so it's really generating its earnings -- beginning earnings contribution in 2007. So we're in very good shape there.

Daniele Sietz *- Dahlman Rose - Analyst*

So the $0.12 to $0.24 is the wind program you already mentioned today?

Moray Dewhurst *- FPL Group Inc. - CFO*

Correct.

Daniele Sietz *- Dahlman Rose - Analyst*

Thank you.

Operator

We'll go to Shalini Mahajan with UBS.

Shalini Mahajan *- UBS - Analyst*

Good morning. A few questions on the Florida Power & Light. The underlying usage, excluding the weather and Moray, you mentioned price elasticity would a big factor there. What gives you the confidence that usage was going to return back to 1.5% beginning next year -- is it just the time factor of people getting used to high bills or -- ?

Moray Dewhurst - *FPL Group Inc. - CFO*

Yes, when you look at the history of sort of how price elasticity works. Obviously, it's a response to a change in prices. And that has been fairly significant this year. As we look out over the future, hopefully, we're not going to see the same kind of rate of increase in prices, and therefore, the negative impact. The price elasticity will fade way and you'll be left with the underlying usage growth. And we don't really see anything at this stage that causes us to change our view on the long-term trend of underlying usage growth, which is fundamentally, that as income increases, people consume more electricity. Electricity intensity of the economy does slowly increase, particularly down here, when you have people getting larger houses and further inland where the air conditioning load is higher, greater density of electronics and appliances -- those trends are pretty long-term trends.

So, what we're seeing -- we hope certainly, is just that underlying trend being marked by the negative impact of price elasticity. Obviously, if we see another 20% in the bill because we have another 50% increase in fuel prices, that would change. But based on where forward curves are at the moment, I think once we get through this big shift, hopefully, we'll settle back down to that underlying trend.

Shalini Mahajan - *UBS - Analyst*

Now the fuel recovery that you guys -- well the $750 million that you would recover this year and depending on how the securitization or surcharges are recovered what would be the potential increase in bills for the customers '06 versus '05?

Moray Dewhurst - *FPL Group Inc. - CFO*

[inaudible -- technical difficulties] I think it's too early to say at this stage what the '07 impact will be. Other than to note that we will see the 30 point expansion come in in the middle of the year. That will, according to the 2005 rate agreement will see a slight bump in base rates. But from a customer perspective, that bump in base rates will be offset by reductions in fuel costs because it will be displacing higher heat rate units, pushing them out the dispatch curve. So actually the earlier we can get 30.5 into service, the better it is it for our customers. So, with that caveat, I think that's all I can say about '07 at the moment.

If we look at -- each month we go through and mark the portfolio, if you like, on the FPL side, to mark it based on the current forward curves and see how much we might be overall underrecovered at the end of the year. And that number can bounce around easily by a couple hundred million each month, just because of the huge size of the fuel burn we have at FPL. So it's a little difficult to say what the 2007 impact might be. But we're optimistic that it is certainly not going to be anything like we were forced to impose to customers this year.

Shalini Mahajan - *UBS - Analyst*

Could you provide any sensitivity to usage growth? When you look at Florida Power & Light guidance for '07, how should we be thinking about every 1% growth? How much could that add to the earnings?

Moray Dewhurst - *FPL Group Inc. - CFO*

If it is not in the Appendix. I will commit to getting you something.

Shalini Mahajan - *UBS - Analyst*

Okay. And then with respect to the West County Energy Center proposal that you guys have put forward, how should we monitor the timeline for approval of that?

Moray Dewhurst - *FPL Group Inc. - CFO*

Armando you want to comment on the schedule?

Armando Olivera - *FPL Group Inc. - President, Florida Power & Light*

I don't have the schedule right on the top of my head. It will go to hearings early this summer. And so, we would expect that we would be going to a decision at the Florida cabinet, which sits as a power siting board would be late this year, probably late November -- late November, early December. And we would anticipate that it would -- in all likelihood, would come in and we would get that approval before the end of this year. And so we're still very much on track for an in service date of '09 for the first unit and '10 for the second unit.

Shalini Mahajan - *UBS - Analyst*

Great. Thank you so much.

Operator

We'll go next to Michael Goldenberg, Luminous Management.

Michael Goldenberg - *Luminous Management - Analyst*

Good morning, guys.

Moray Dewhurst - *FPL Group Inc. - CFO*

Good morning. We can take one more question after Michael's.

Michael Goldenberg - *Luminous Management - Analyst*

Okay. I just wanted to follow-up on the merger. You obviously aren't willing to share your position at this time and keep referring to need for more information to come out of Maryland. Assuming the current schedule that the Maryland PSC has put out, if that holds true, when do you think you'll have enough information to form an opinion -- or to express an opinion as to the results of this process in Maryland?

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

Michael, under the current schedule, we would expect to have a ruling from the commission sometime near the end of September. However, keep in mind that whatever comes out of the commission could be litigated or appealed. So, it's really impossible to come up with a full schedule at this point in time to give you a definitive answer to your question. But -- and it's also possible we may not really be waiting that long. It's just a function of sort of how we read the climate and how things play out over the course of the next three to six months.

Michael Goldenberg - *Luminous Management - Analyst*

But, I guess for us investors sitting here, we're not exactly sure what it is that you're looking for or how much information you already have, in terms of making a decision. Anyway to provide us more color as to -- if your opinion, at this point, is 70% complete or it's really a no man's land.

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

I think in some regards, we're in the exact same position as you are. I don't think there's any information that we have that you don't have. I think I can say that was a great deal of confidence. So --

---

Michael Goldenberg - *Luminous Management - Analyst*

Understood.

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

You have everything you need to know to form an opinion on that.

Michael Goldenberg - *Luminous Management - Analyst*

Understood. So, I guess it could be over on September -- a good time to be awaiting something from FPL? Or is it likely to come before that time?

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

I don't even think it's fair to speculate on that. I wish I could give you a more definitive answer. The only other thing I would add to it is, that I am in virtually daily contact with Mayo and other members of our team are in daily contact with the folks at Constellation. They've been wonderful to work with throughout this process, despite the difficulties of everything that's going on up there. And whatever we do, we'll be working through this together. And I feel confident that that's -- you'll be hearing from both of us at the same time. So this isn't sort of just a situation where we're just sitting back and watching and just waiting for the final, final answer on this. It's -- even though it's clearly a Constellation/BGE issue, we are being kept informed. And there's a lot of discussion and coordination about what the impact of the events in Maryland is likely -- or what the impact is likely to be on each of our companies, on a stand-alone basis and the merger itself.

So, beyond that, as I've been saying over and over again -- and I apologize I can't tell you more, it's just let's -- we just have to wait and see how it plays out.

Michael Goldenberg - *Luminous Management - Analyst*

Understood. Thank you very much.

Lew Hay - *FPL Group Inc. - Chairman, President, CEO*

You're welcome.

Operator

And having no further questions, I would like to turn the conference over to Moray Dewhurst for any additional or closing comments.

Moray Dewhurst - *FPL Group Inc. - CFO*

We have no closing comments. We thank you all for attending. Thank you all for you questions.

Operator

This does conclude today's conference. Thank you for your participation. You may now disconnect.

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this document, in presentations, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to complex laws and regulation, and to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the legislatures and utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations, as well as the effect of changes in or additions to applicable statutes, rules and regulations, relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation or restructuring, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses, including the requirement to purchase power in the market at potentially higher prices to meet its contractual obligations. Insurance, warranties or performance guarantees may not

cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, the potential payment of significant retrospective insurance premiums, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards, to manage their commodity and financial market risks, and, to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Group's competitive energy businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the Energy Policy Act of 2005. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations are affected by the growth in customer accounts in FPL's service area. Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices. Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.

- FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.

- FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and property damage, may affect fuel supply and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage.

- FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses and financial results in the future.